February 4, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Larry Spirgel, Assistant Director

Joseph Cascarano, Senior Staff Accountant

Dean Suehiro, Senior Staff Accountant

Justin Kisner, Staff Attorney

Kathleen Krebs, Special Counsel

Re:                             Millennial Media
Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 001-35478

Dear Mr. Spirgel:

Millennial Media, Inc. (the “Company”) hereby submits this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 21, 2015 with respect to the above-referenced filing (the “Form 10-K”).  Set forth below is the Company’s summary of the issue and responses to the Comment.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Executive Summary:

After evaluating the criteria in Accounting Standards Codification (ASC) 605-45-45, the Company has concluded it is the principal in its arrangements with customers and not an agent. This conclusion is based on the fact that the Company has a single deliverable — the provision of an advertising campaign that meets numerous and often complex client-specifications. Based on an analysis of the criteria for gross revenue reporting in ASC 605-45-45-3 through 14, the Company believes stronger indicators of gross reporting are present for the single deliverable that it provides to its customers (advertisers). The Company has placed significant weight on the fact that, because it is responsible for fulfilling the advertising campaign, it is the primary obligor in the relationship. The Company also has pricing latitude because it establishes the selling price of the campaigns. The Company performs all of the billing and collecting activities, including retaining credit risk. The Company also considered the indicators of net revenue reporting in ASC 605-45-45-15 through 18 and concluded that the publishers with which the Company separately contracts to obtain advertising space are neither responsible for delivery of the campaign nor have credit risk in the transaction.

In concluding that the deliverable in the arrangement was the provision of an advertising campaign (versus the placement of advertisements), the Company considered not only the campaign management services the Company offers all of its advertising clients, but also the Company’s proprietary technology, which includes software, algorithms and know-how, which is necessary to optimally deliver all campaigns (together “Campaign Services”). The Company’s proprietary technology is a key reason advertisers come to the Company and plays a significant role in the fulfillment of a campaign. Through its technology, the Company creates anonymous, unique user profiles for each mobile device in its network, using information such as device type, demographic data and location data to name a few. In addition, with each impression the Company receives additional data that can enhance a profile which can be used in future campaigns. The Company has created profiles this way throughout its history, and as of December 31, 2013 has created more than 625 million unique user profiles. For each individual who downloads an app from an app developer that has incorporated the Company’s Software Development Kit (SDK), the Company is able to create a unique, anonymous user profile for that device. That user profile then becomes part of the Company’s data asset.  From that point forward, the Company can continue to build that profile with data received, for example, about the location of that device, the types of ads the user responds to, or whether the user is a “gamer”.

Then in order to deliver a campaign, the technology performs multiple tasks in real-time, such as utilizing these unique user profiles, and other targeting algorithms utilizing user interest, behavior or location to deliver the campaign. The technology also ensures that the campaign will work over wireless connections, across multiple carriers, devices and operating systems, and finally is able to measure user engagement and campaign performance.  In other words, the Company delivers campaigns to the optimal potential consumers on behalf of its advertisers based on multiple factors, to influence these consumers to respond in a manner that achieves the advertiser’s goals.

The Company does not believe advertisers would be able to replicate the campaign results it can provide for them in terms of reaching their target audience, without the Company’s technology. In addition to be being costly and difficult to develop, the Company’s technology uses its unique user data, and propriety algorithms to deliver targeted campaigns on behalf of  advertisers based on the unique but anonymous profiles of consumers, to influence them to respond in a way that achieves the advertiser’s goals. Campaign Services are actively managed by the Company’s sizable employee base on a daily basis in order to deliver a campaign and not by the Company’s advertising clients or publishers.

Revenue Recognition and Deferred Revenue, page 70

1. We have reviewed your discussion of your traditional network self-service business in your letter dated January 9, 2015. Your analysis appears to be based upon an assertion that the deliverable in these arrangements is a campaign and that services you provide, including strategy development, creative development and execution of the campaign, are substantive. However, your response indicates that the targeting options and advertising creative options are more limited for self-service customers. Please further explain the nature and extent of the strategy and creative development services provided to self-service customers.

Company Response:

While self-service clients have fewer targeting and advertising creative options available to them when compared with the Company’s  managed business, the campaign management and delivery process, which is substantial and a key differentiator for the Company, is the same for all campaigns. Therefore, while the Company acknowledges the reduction of certain types of service within the self-service model, it has concluded that substantial Campaign Services are provided to all of its customers such that the campaign is still the deliverable. For example, via the self-service interface the client may set-up handset type, operating system and location targeting but several other targeting options available to managed clients (such as cross screen and 3rd party audiences targeting) would not be available. As discussed above, the services the Company provides to all its clients include not only those mentioned in the Staff’s question above, but also the services embedded in its technology. All clients, regardless of whether they are using the self-service portal or the managed business, benefit from the technology services. However, as the Staff’s question is focusing on the non-technology aspect of the Campaign Services being provided, the Company has similarly focused the remainder of the response on the services other than the services embedded in its technology. As mentioned in the January 9, 2015 letter, the main difference between the self-serve portal and the managed business is the manner in which campaign data gets entered into the Company’s systems. Listed below is a comparison of the managed versus self-service business.

Overall Campaign Services	Managed	Self- Service
Pre Sales
Once and RFP is received Account Management (AM) organizes kick-off call with client and creative brainstorm session	X	X
AM Processes 3rd party vendor forms (if needed)	X
AM processes credit applications (if needed)	X	X
AM responsible for building proposal	Proposal built and provided to client in presentation form	Discussed via email or phone call
Strategy team evaluates long term goals of advertiser and assists in building plans to foster strategic partnerships	X
Operations team provides pricing and audience sizing for RFP	X	X
Set-up and Launch
Creative Services team generates ideas for mobile creatives, builds storyboard, generates mock ups and builds creative	X
Creative builder available in self- service tool to build a basic creative		X
Insertion Order (IO) is signed by the client, which outlines targeting, pricing, dates, budget of campaign and billing type. The IO is the legal agreement between the client and the Company	X

Self Service account is created for the client and currency, language and billing preferences are set. Upon first log in, client agrees to the Company’s Terms and Conditions. This serves as the legal agreement between client and Company

X
All targeting parameters, pricing, budget, and dates of campaign delivery are loaded into self-service tool by client based on previous discussions with the Company’s team members		X
Campaign Management and Delivery
Company technology delivers the campaign in a consistent manner	X	X
Operations team checks that campaign has been setup properly	X	X

and has started delivering appropriately
Screenshot of running campaign is sent to client	X	X
Periodic reporting of campaigns progress and performance sent to client	X	X
Campaign reporting and performance data available to client within reporting tool	X	X
An Operational Analyst (OA) works with client to review campaign metrics periodically. OA updates and optimizes campaign to ensure client’s goals are met, including any edits to campaign parameters.	X
Client views reporting data and speaks with AM and self-serve team to make adjustments to campaign		X
Client reviews campaign metrics and consults with AM and self- service team to resolve delivery issues, discuss targeting, site or creative adjustments and any other troubleshooting that may be needed		X
AM works with clients to update creatives during campaign	X	X
AM sends discrepancy reports to OA to adjust campaign to meet client goal	X
End of Campaign
AM reviews delivery metrics to ensure campaign has delivered in full	X	X
End of campaign report is developed which includes all campaign metrics and recommendations for renewal	X
End of campaign metrics available within self-service tool and recommendations for renewal are provided by AM via email or phone		X

It is important to note that the Company’s self-service portal is very different from most “exchange” platforms in that it is not a platform that permits advertisers and publishers to freely interact with each other with limited support from the Company (as is the case in most “exchange” platforms). In fact, advertisers and publisher have no interaction with each other at all. As compared with most “exchange” platforms, the Company’s personnel and technology, which is managed by the Company, delivers the fulfillment of the advertising campaigns.

2. We have reviewed your discussion of your business model in your letter dated December 31, 2014. We have the following additional questions regarding your managed services arrangements. To the extent practicable, please provide quantified information when available:

•                  We note that your creative services may range from creating an advertisement from scratch to resizing or reformatting a current ad from an advertiser. Please help us better understand the degree to which your arrangements contain substantive creative services such as complete ad creation versus the extent to which your creative services focus on resizing or reformatting ads that have already been substantively created by other parties including advertisers or ad agencies.

Company Response:

The creative service process is just one aspect of overall Campaign Services the Company provides to its clients in order to ultimately deliver campaigns to the right consumers. During 2013, the Creative Services (CS) team was involved in some level of development for approximately two-thirds of all campaigns run by the Company, although all campaigns are tested and reviewed by the CS team for quality and content before running.  The CS function is a full service function which means the Company can meet all its client’s needs.  The team includes graphics designers, developers, project managers and engineers. While the CS team does resizing and less complex builds, the majority of its time is spent on more complex ad builds often involving rich media or video.

Below is a breakout on what the CS team worked on during the year.

Education	Ideation/Mock ups	Design	Build	QA
3%	15%	46%	25%	11%

CS effort spent on units created in 2013 (a created unit would involve ideation/mock up, design, build and QA):

	Resizes/less building	Substantial service- more complex ad builds
% of builds	21%	79%
% of time spent building creatives	10%	90%

Education:

For many advertiser clients, the process of mobile advertising begins with education. Most of the Company’s clients are fairly new to mobile advertising so the Company provides its mobile expertise to help them navigate the creative and technical possibilities of mobile advertising. Mobile advertising is very different than traditional online advertising in many significant respects, including from a creative point of view. There is a completely different mechanism for interacting with the screen itself. Because it involves multiple touch points, gestures, and interaction methods, it is very complicated to the advertisers. There are numerous different sensors and data points that can be accessed from physical location of the device on a map to the physical orientation of the device in space. These functionalities are constantly changing and new ones are always being added, so the CS team helps the advertiser understand what tools the Company has available to advertisers when advertising in the mobile environment. Most advertisers do not have these capabilities to develop a full creative on their own for use in mobile.

Ideation:

The CS team meets multiple times per week to brainstorm ideas for clients and the Company’s sales team for mobile campaigns. Usually reacting to an RFP, the CS team interacts with clients providing ideas of how to deliver the advertisers’ campaign message. This can include what works best by device type, operating system, screen sizes and campaign media (banners, interstials and rich media).

Campaign mock ups:

Once an idea is developed, the next step is usually a mock up. The CS team creates, on average, 60 different mock up concepts per month. These are fully designed creative executions that are customized to the advertisers needs. The CS team creates these images to show the advertiser what their ad could look like and how it would work. The CS team designs all of the user interfaces for each of the screens and creates animations using those pieces to demonstrate functionality with the goal of helping an advertiser visualize how their campaign could be translated into a mobile format. The CS team makes mock ups using screenshots from the client’s website, images from previous projects, and other online data.

These mock ups are used in different ways, including:

•                  Helping an advertiser to visualize ad possibilities for their brand

•                  Creating an easy to understand visual of a complicated functionality or feature

Initial concepts and design process:

Many of the Company’s advertisers choose to work with the CS team to design their creative for the campaign. In the case when an advertiser designs the creative, the CS team still reviews the creative and ensures everything is within specifications and that it will display correctly across the devices that are specific to that campaign. Often when advertisers design their own creative, the CS team will review, adjust and /or finish the creative to assure it will work correctly.

The normal design process can take anywhere from a few days to a few weeks depending on the complexity of the creative. The advertisers provide the CS team with assets consisting of logos, imagery, fonts, colors, brand guidelines, and whatever else they have available for the CS team to utilize in the creative. Advertisers also communicate what type of ad units they want and their campaign goals. From that information, CS designers create individual static images of all of the screens and sizes of the units requested. This can sometimes be as many as 30+ different iterations, depending on the complexity of the creative.

The Company offers over 75 individual functionalities, which advertisers can pick and choose from to create their own custom ad unit. Each of the Company’s designers is an expert in all of them. The CS team must take all of the user interfaces which are unique to each different type of ad that can be built and customize them to fit the advertisers’ look and feel. The designers that are putting together the initial concepts are also the ones who have to have enough technical knowledge of how each product is put together to be able to determine which ones can be combined without causing technical issues. Catching these issues at this stage can avoid significant rework later on, so the Company requires all of its designers to have a certain amount of technical expertise as well in order to be part of the CS team.

Once all of the screens have been designed, the concepts get sent to the advertiser for approval. This is often an interactive process until the advertiser signs off on the final designs.

Building and Development:

Once the designs are finalized, the ad unit proceeds to the build phase. Depending on the complexity of the desired finished product, the build can take anywhere from a few days to a month or more for an ambitious project. Building is the process of taking the image files and transforming them into working advertisements that can run on the Company’s system. Since the designers also have basic code experience, they are also responsible for building less complex ad units.

As previously mentioned, the Company’s publishers have the Company’s proprietary SDK embedded in their applications. The SDK allows access to the native functionalities of the mobile device that can’t be accessed from the mobile web. The CS team is required to understand how this code works in order to ensure that an ad type will works with the publishers’ application.

As noted above, a portion of clients may not require a complete original build of a new creative, and may require only resizing or reformatting for purposes of mobile.  Even in such cases, the Company’s mobile expertise is required to efficiently modify a pre-existing creative (often built for a PC), to function across multiple devices, operating systems, carriers, etc.

Reporting/Measurement:

Every ad unit that is built must have tracking capabilities to ensure proper reporting to the advertiser. The CS team is responsible for understanding the advertiser’s objective and building the proper tracking capabilities to report the campaign result to the advertiser. The CS team works with the advertisers upfront to determine what metrics are important to track during the campaign. The Company’s ability to track elements can get extremely detailed depending on the advertisers needs. For example, in an ad that uses the tilt functionality, the Company can report out to a fraction of a degree how far to the left or right the user tilts the phone. Most advertisers prefer to designate specific actions as worth tracking (e.g., did someone tilt as opposed to how far), but it is completely up to them based on their individual needs. By designing and including tracking elements into an ad, the Company provides additional value to its clients through the delivery of a campaign.

Quality Assurance:

Every single ad that is created goes through a QA process, regardless of whether it was designed by the advertiser or the Company. The CS engineers test each ad type for tracking, functionality and usability across multiple devices of different sizes. The Company tests the tags that come over from the client to make sure that each one actually goes to the client’s destination without issue. Each ad also gets tested for outlier situations based on device functionality.  The QA engineers are responsible for reporting any issues they find to the designer and developer who built the ad, and are involved in the resolution until all issues are fixed. Once the ad type is ready, QA releases the ad to the traffic group to be set live.

Through the education, design, creative building and reporting processes the CS team provides substantial services to the Company’s clients. The mobile advertising industry is in its nascent stages and most advertisers need help understanding how to delivery their message in the mobile industry. Through all the services described above, the CS team translates advertiser ideas into creatives as only one part of the Company’s multifaceted Campaign Services.

Please help us better understand the extent to which your arrangements contain substantive strategic targeting services that you provide to advertisers. In this regard, it appears that in some arrangements you may provide significant advice in helping advertisers refine various objectives including demographic or geographic information while other arrangements contain repeat orders or contain targeting information that you have not been involved in developing.

Company Response:

In addition to its technology which assists in the delivery of a campaign, the Company provides initial targeting advice for all its clients’ campaigns. The Company works with its clients to understand the objectives of a campaign and then offers advice on how to use the Company’s audiences created from its unique user profiles, targeting capabilities and technology to deliver the campaign. Even self-service campaigns in which parameters are set by the client require management by the Company personnel of campaign delivery within those targeting parameters and use of audiences created from the Company’s unique user profiles. The Company provides over 20 targeting tactics for advertisers to align them with their targeted audiences. Examples include using mobile device type, demographic data of a specific user age group or ethnicity, location targeting for counties, cities and states and language targeting based on a device’s language setting to name a few targeting services. Whether a client is a new client or repeat client does not impact targeting advice or use of user profile data. Repeat clients bring new campaigns and it is extremely rare to use an existing creative from a repeat client or repeat the exact same targeting criteria, as even campaigns for the same product often undergo some modification. For example, a beverage advertiser might target males in New York City who speak English and then run a new campaign targeting females in Los Angeles who speak Spanish.

As an additional targeting example, the Company may run a campaign for a Big Box Retailer looking to reach a specific demographic to drive customers to a store.  When creating the campaign, the Company may review prior campaign results to understand the best time of day to deliver this type of campaign to a Big Box Retailer.  This may also include utilizing the Company’s unique user profiles and based on location data of the user and language device settings target a specific demographic. The advertising client does not have access to the Company’s user profiles and does not have the technology to utilize these multiple targeting criteria in real-time to deliver the campaign. The advertiser is relying on the Company’s mobile expertise and historical knowledge to recommend the most efficient tactics. The more sophisticated the targeting parameters the more expensive the campaign costs to the advertiser.  In addition, as the technology on mobile devices change with virtually every updated device version, and as consumer behavior on mobile devices also evolves, the Company must adapt its technology to be able to deliver campaigns.

•                  Please tell us the extent to which ad supply is selected for advertisers as a result of additional information gathered on mobile users from your technology. It appears that in some cases information on mobile users generated from publisher sites may be sufficient to select the ad supply that is desired by advertisers while in other circumstances information gathered from your technology is necessary to decide which ad supply to select.

Company Response:

In all cases, information gathered from the Company’s technology is necessary to decide which ad impression to fill. During 2013, through its SDK, the Company managed over 2 billion impressions a day from its publishers and developers. The Company’s technology analyzes each available publisher impression against all campaigns that are running based on the Company’s proprietary algorithms to determine whether to fill that impression (i.e., the Company purchases the impression for a campaign). Through the use of its technology, the Company determines whether to fill an impression, and which of the many available campaigns to fill it with, and there is no random or non-decisioned fulfilment of an ad impression.

As an example of how the Company’s technology and algorithms work, the Company may have a drug manufacturer that wants to sell its cold medicine. The Company might develop a campaign for that client that targets people in certain drug stores in east coast cities having higher cold rates. During the campaign, the Company might receive location data via its SDK indicating that certain users are in such a drug store. The Company’s unique data profiles may also indicate that one of the users is a “soccer parent” who lives in that east coast city, while another user is a frequent business traveler who lives on the west coast.  Our technology will review the cumulative data it has about both users and may determine that the soccer parent should be shown the ad, but may decide that the business traveler should be shown a different ad.  Similarly, our technology may also determine that a user was already shown the cold medicine ad while using a certain game app, and should not be shown the same ad later while using a different app on the same device.  The technology makes these decisions in real-time, evaluating available data against the Company’s proprietary algorithms.

•                  Please help us better understand the significance of the risk of loss you may have in your arrangements. We note that in some cases creative or strategic services are provided before impressions are delivered or actions are taken. We also note that if a customer stops a campaign before it is completed you may not be able to recapture your costs. Please provide us with details on these costs compared to the amounts you earn on a campaign. For example, on average, do you need to sell a certain percentage of impressions before your costs can be recaptured? Please present your discussion and quantified information on pre-sale activities separately from details on costs incurred after an IO is signed.

Company Response:

The Company does not maintain a costing system that tracks labor and non-labor costs by campaign or impression but rather by functional area — sales, marketing, operations, publisher support and administration, so the Company is unable to provide the costs in the manner requested. The Company’s RFP win rate is approximately 50%, and while it cannot quantify pre-sale activity costs with a degree of precision, it does incur costs without winning business. Notwithstanding that the Company does not track costs in this manner, as noted above in the question, the Company does bear the risk that a client may terminate a campaign prior to full delivery and receive only partial payment for that cancelled campaign.

The Company is also responsible for obtaining and managing the publisher supply necessary to deliver advertising campaigns, contracting directly with publishers. As previously noted, there are certain large publishers for which the Company contractually bears credit risk (i.e., the contract requires payment without regard to collection). Notwithstanding contractual rights, as previously explained, the long-standing Company practice has been to pay publishers without regard to collections. The Company pays it publishers in 60 days or less and collects from its advertising clients in 90 days and has not historically retroactively adjusted publisher payments for uncollectible amounts or disputes. Accordingly, the Company does bear actual credit risk.

•                  Please tell us to what extent your clients are repeat customers and the difference in the levels of service provided to repeat customers versus new customers.

Company Response:

In 2013, the Company had approximately 1,800 advertising clients of which approximately 1,100 were new in 2013. There is no difference in the levels of service it offers current and repeat clients. It is important to note that repeat clients come to the Company with new campaigns and it is extremely rare to use a creative or identical targeting from a prior campaign. So while the client is the same, each campaign is different and the repeat client wants the same level of service for the new campaign that it experienced with the previous campaign(s). The ability to deliver effective campaigns is why the Company has many repeat clients who want the same level of service each time.

•                  Please help us understand the frequency and process by which clients requesting managed service arrangements are redirected to self-service arrangements. For example, are clients explicitly informed that they are being re-directed to a self-service arrangement? What, if any, distinction in services would a re-directed client perceive between services characterized as “managed” versus services characterized as “self?”

Company Response:

As mentioned in the January 9, 2015 letter, self-service revenue was less than 5% of 2013 revenue with an average of about $2,000 per IO. Most of the Company’s self-service clients were initially brought in via a salesperson, and directed to use the self-service interface after consultation between the client and sales staff. At the time of sale, based on the sophistication of the campaign the client wishes to run, and in general the lower dollar amount of the campaign, the Company determines whether the client should be a self-service client. After campaign set-up, the campaign delivery process, including the use of the Company’s technology to deliver the campaign, is the same for managed and self-service clients. It is rare for a new client to register as a client through the portal without any Company direction or interaction, and equally rare to later re-direct a client from managed service to self-service (and vice-versa).

If you have any further questions or require additional information, please do not hesitate to contact Andrew Jeanneret, Chief Financial Officer, at 410-522-8705 or ajeanneret@millennialmedia.com.

Very truly yours,

MILLENNIAL MEDIA, INC.

By:	/s/ Andrew Jeanneret

Andrew Jeanneret
Executive Vice President &
Chief Financial Officer